Filed Pursuant to Rule 424(b)(3) and 424(c)

Registration Statement No. 333-178143

Prospectus Supplement

(To prospectus dated November 23, 2011)

PUBLIC SERVICE ENTERPISE GROUP INCORPORATED

2,513,578 Shares of Common Stock without Par Value

Enterprise DirectSM Plan

(Dividend Reinvestment and Stock Purchase Plan)

This Prospectus Supplement supplements and amends the Prospectus dated November 23, 2011 (the “Prospectus”) relating to our Enterprise Direct Plan (“Enterprise Direct” or “Plan”).

Our Common Stock is listed on the New York Stock Exchange under the symbol “PEG.”

We have appointed Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. as the Administrator of the Plan.

Investing in the Common Stock involves risks. You should carefully consider the information in the section entitled “Risk Factors” on page 4 of the Prospectus, as well as the risk factors contained in our most recently filed Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission and incorporated by reference into this prospectus before you invest in the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 28, 2012.

AMENDMENT TO THE PLAN

The following constitutes amendments to the text of the Plan. All other provisions of the Plan remain unchanged as set forth in the Prospectus.

Description of Common Stock

Transfer Agent and Registrar (Prospectus page 5)

The transfer agent and registrar for our Common Stock is Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A.

The Enterprise Direct Plan

Administration (Prospectus page 6)

Enterprise Direct is administered by the individual (who may be our employee or an employee of any of our subsidiaries), bank, trust company or other entity (including us or any of our subsidiaries) appointed from time to time by us to act as administrator of the Plan (the “Administrator”).

The Administrator is responsible for administering the Plan, receiving all cash investments made by Participants, forwarding funds to be used to purchase Common Stock in the open market and sales instructions to the Independent Agent, holding shares of stock acquired under the Plan, maintaining records, sending statements of account to Participants and performing other duties related to the Plan. Under certain circumstances, the Administrator may be an Independent Agent.

We have appointed Wells Fargo Shareowner Services, a division of Wells Fargo Bank, N.A. as the Administrator of Enterprise Direct.

Inquiries (Prospectus page 6)

Participants may contact the Administrator at the following:

By Writing To:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

Certified/Overnight Mail:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

By Telephone, Toll Free:

1-800-242-0813 between 8:00 a.m. and 8:00 p.m. Monday through Friday, Eastern Time;

– International Calls:

1-651-450-4064

By Website:

Shareowneronline.com

To obtain information and perform certain transactions on your account online, including investments via electronic funds transfer (“EFT”), share withdrawals and sale of shares, you may use the Administrator’s website at: shareowneronline.com.

For current shareholders of record: Go to shareowneronline.com and click on “Sign Up Now!” under “I am a Current Shareowner.” You will need your 10-digit account number, your 12-digit Authentication ID and a valid email address. Your account number can be found on your dividend check, dividend deposit notice or account statement. If you do not have your Authentication ID, you may request one online or by phone. Your Authentication ID will be sent to your mailing address on file.

For non-shareholders of record (new investors): Go to shareowneronline.com and click on “Direct Purchase Plan,” under the column titled “Invest in a Plan”. Next, simply click on “Invest Now!” under the column New Investors for PSEG. Then follow instructions on the “Buy Shares” page.

For optional cash investments, sales, transfers, deposits or withdrawals, mail the tear-off portion of your transaction advice or account statement to:

Wells Fargo Shareowner Services

P.O. Box 64856

St. Paul, MN 55164-0856

For certificate deposits, mail the tear-off portion of your transaction advice or account statement along with your certificates to:

Certified/Overnight Mail:

Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

Methods of Investment (Prospectus page 7)

A Participant’s total investment cannot exceed $125,000 per calendar year and must be made in U.S. dollars. For the purpose of applying the annual limit, all investments during any calendar year (including the Initial Investment and all Voluntary Contributions, but excluding reinvested dividends and shares deposited with Enterprise Direct for safekeeping only) are aggregated. No interest will be paid on amounts held by the Administrator pending investment.

HOW CAN I SELL MY SHARES?–Sale Orders via Internet (Prospectus page 9)

You may instruct the Administrator to sell some or all of your Plan shares by placing a sale order via the Internet. To place a sale order, visit the Administrator’s website at www.shareowneronline.com (see page 6 “Inquiries”).

Service Fees (Prospectus page 11)

Enrollment Fee for Non-Shareholders	$10.00

        (Deducted from the Initial Investment)

Sales and Termination Fee Per Transaction	$10.00

(Plus trading fees, related service charges and any applicable taxes incurred by the Independent Agent in connection with such sale)

Fee for Each Returned Check or Rejected Automatic Investment	$25.00

In the event that a Participant’s optional cash investment check or EFT is returned unpaid for any reason, the Participant will be charged a $25.00 return fee. Further, the Administrator will immediately remove from the Participant’s account shares that were purchased in anticipation of the collection of such funds plus the return fee. These shares will be sold to recover any uncollected funds and the return fee. If the net proceeds of the sale of such shares are insufficient to recover in full the uncollected amounts plus the return fee, the Administrator reserves the right to sell such additional shares from any of the Participant’s accounts maintained by the Administrator as may be necessary to recover in full the uncollected balance plus the return fee. The sale of such shares may, in some cases, yield an amount greater than that required to recover in full the uncollected balance plus the return fee.

Fee for Account Research	$25.00

        (Per hour; one hour minimum)

We reserve the right at any time to change these fees or to charge Participants (including those who do not reinvest dividends) other fees, including but not limited to administrative, set-up and handling fees. Notices of such future changes or additional fees will be sent to Participants at least 30 days prior to their effective date.

The Administrator will deduct the applicable fees and any other charges from proceeds due from a sale, funds received for investment or the payment of dividends. Any trading fees paid by us on behalf of a Participant to purchase shares of Common Stock under Enterprise Direct will be reported to the Internal Revenue Service (“IRS”) as income to the Participant. See “Income Tax Information.” At present, we estimate that trading fees will not exceed $0.10 per share.